December 18, 2015

Mr. Jim O’Conner, Esq.
U.S. Securities and Exchange Commission
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

RE: FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Mr. O’Conner:

On September 29, 2015, FSI Low Beta Absolute Return Fund (the “Fund”) filed a new Registration Statement on Form N-2 (the “Registration Statement”), which represents Amendment No. 10 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), accession number 0001111830-15-000740. The Registration Statement was filed to: (1) register additional units of the Fund; and (2) make certain other limited changes.

Following below is a summary of the comments provided by the Staff via PDF on Thursday, October 29, 2015 regarding the Registration Statement and the Fund’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The Fund acknowledges that: (1) the SEC or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*     *     *     *     *

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 2 of 22
PROSPECTUS

1.                 COMMENT: On pages 1 and 2 of the Prospectus, please include the following additional bullet points:

The amount of distributions that the Company may pay, if any, is uncertain.

The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds, borrowings, and amounts from the Company’s affiliates that are subject to repayment by investors.

RESPONSE: The following disclosure has been incorporated into the risk disclosure included on pages 1 and 2 of the Prospectus: “The amount of distributions that the Company may pay, if any, is uncertain and the Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance such as offering proceeds”.

The Fund does not anticipate borrowing money to fund distributions nor does it anticipate receipt of funding from affiliates to subsidize distribution payments. Rather, the Fund expects to maintain cash sufficient to support its operations including the payment of distributions.

2.                 COMMENT: Please consolidate the bullet points on page 2 of the Prospectus to be clearer. Bullet point 1 and 5 can be consolidated and bullet points 3 and 4 can be consolidated.

RESPONSE: Bullet points 1 and 5 and 2 and 3 on page 2 of the Prospectus have been consolidated and the bulleted and bolded risk disclosure included on pages 1 and 2 reads as follows:

•	An investment in the Fund is highly illiquid and Units are not suitable for an investor if the investor needs access to the money it invests. A Unitholder does not have the right to require the Fund to redeem or repurchase its Units. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion. The maximum number of Units that will be repurchased by the Fund during any repurchase offer generally is not expected to have a value that exceeds 25% of the Fund’s aggregate NAV on the designated valuation date. See “Principal Risks” and “Repurchases and Transfers of Units.”

•	An investor in Units (each a “Unitholder”) may not have access to the money it invests for an indefinite period of time and should not expect to be able to sell its Units regardless of how the Fund performs. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	The Units are not, and are not expected to be, listed for trading on any securities exchange and, to the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Units. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	Units are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund’s Agreement and Declaration of Trust, as may be amended or amended and restated from time to time (the “Declaration of Trust”). See “Repurchases and Transfers of Units”.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 3 of 22
•	Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its exposure to the Fund on any market downturn. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds. See “Distributions”.

3.                 COMMENT: Please revise the insured depository language on page 3 of the Prospectus to better comply with Form N-2.

RESPONSE: The insured depository language on page 3 of the Prospectus has been revised to read as follows: “Units are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

4.               COMMENT: In the Investment Objective section of the Prospectus Summary on page 5 of the Prospectus, please define the concept of “Alpha” in the context of a fund and beating a benchmark.

RESPONSE: A definition of “Alpha” has been incorporated into the section entitled “Prospectus Summary – Principal Investment Policies” which has been revised and replaced in its entirety with the disclosure set forth in Attachment A hereto (the “New Disclosure”).

The section entitled “Investment Information – Principal Investment Policies” has been amended, where applicable, to provide substantially similar disclosure.

5.                 COMMENT: Please explain how the disclosure contained in the Investment Objective section of the Prospectus Summary on page 5 of the Prospectus is consistent with the name of the Fund or revise the disclosure appropriately. If the Fund seeks absolute return, it does not compare itself to a benchmark.

RESPONSE: The Fund’s name, FSI Low Beta Absolute Return Fund, is consistent with the Fund’s investment objective of achieving “Alpha” (as defined in new disclosure provided with Response 4 above) with a risk profile and volatility similar to that of the Barclays U.S. Aggregate Bond Index. As discussed in New Disclosure I, the Fund seeks a rate of return over a full market cycle in excess of that of its Benchmark (Alpha) through its investment in Private Funds and Sub-Funds. The Fund utilizes the Private Funds in which it invests to produce absolute (positive) returns regardless of market conditions. Second, “Beta” is a measure of the volatility of the Fund’s portfolio in comparison to the overall market. To achieve low Beta or volatility compared to the general market, the Fund may, during negative or expected negative movements in the equity markets, (the investment risks associated with the Private Funds, over time, are expected to correlate more closely to such markets), purchase U.S. Treasury futures to create exposure to a high quality fixed income portfolio in an effort to reduce the volatility of the Private Funds and to produce additional Alpha for the Fund. The Adviser believes that the Alpha Engine, coupled, with the period employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Narclays U.S. Aggregate Bond Index.

6.                COMMENT: In the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please separate clause (1) into the following two buckets; (1)(a) private funds and (1)(b) the private funds that invest in other private funds.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 4 of 22
RESPONSE: See Response 4 above.

7.                COMMENT: In the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please revise the defined term of “Underlying Fund” to state “Private Fund”. Please revise the Registration Statement accordingly throughout to reflect the new defined term.

RESPONSE: The requested revisions have been incorporated into the Amendment.

8.                COMMENT: In the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please clarify if the Underlying Funds are foreign or hedge funds.

RESPONSE: See Response 4 above. The updates referenced in Response 4 include disclosure to the effect that the Fund invests in Private Funds that are not registered under the 1940 Act and that are organized outside of the U.S.

9.                 COMMENT: It appears that the Fund will invest in private funds that invest in other investment funds, thus resulting in three layers of fund fees. Please explain in your response letter how the economics of this structure can work. The Staff recognize that there is no violation of Section 12(d)(1) of the 1940 Act or the underlying regulations.

RESPONSE: As noted by the Staff, there is no legal prohibition that restricts the Fund’s investment in Private Funds that invest in other investment funds (“Private Fund of Funds”). Moreover, the Prospectus provides investors with sufficient information to determine whether or not to invest in the Fund given its ability to invest in Private Fund of Funds. Specifically, the Prospectus includes the following information: (1) the fact that the Fund may invest over 50% of the Fund’s assets in such products (see Response 4 and new sections “Prospectus Summary – Principal Investment Policies” and “Investment Information – Principal Investment Policies”); (2) the risks of such investments including Expense Layering Risk which contains disclosure to the effect that such investments may result in three levels of fees and potentially greater expenses than if the Fund invested in securities and other financial interests directly (see “Prospectus Summary – Principal Risks – Fund of Funds Structure Risk” and “Principal Risks-Fund of Funds Structure Risk”); and (3) the Fund expenses attributable to its investment in Private Funds and Private Fund of Funds (see “ Fund Expense”).

10.              COMMENT: In the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please define the term “Alpha”.

RESPONSE: See Response 4 above.

11.              COMMENT: In the last sentence of the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please clarify if the “private funds” in which the Fund invests are hedge funds and whether they should be included in this sentence.

RESPONSE: Please see Response 4 above.

12.              COMMENT: In the last sentence of the first paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please revise the disclosure that states “a significant portion of its assets” to indicated a majority of the Fund’s assets.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 5 of 22
RESPONSE: Please see Response 4 above.

13.              COMMENT: In the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please explain what percentage of the Fund is in hedge funds and what percentage of the Fund is in hedge fund of funds.

RESPONSE: Please see Response 4 above.

14.              COMMENT: In the second paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please clarify that Underlying Funds also invest in underlying Sub-Funds.

RESPONSE: See Response 4 above. The updates referenced in Response 4 include disclosure to the effect that the Private Funds in which the Fund invests employ strategies and investment techniques directly, or indirectly through other unregistered investment Funds.

15.              COMMENT: In the second paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus, please clarify how the Fund could replicate the composition of the Barclays U.S. Aggregate Bond Index. The Barclays U.S. Aggregate Bond Index is a bond index. Please clarify if the hedge funds are investing in bonds.

RESPONSE: Please see Response 4 above. The Fund intends to maintain a portfolio of investments with volatility similar to that of the Barclays U.S. Aggregate Bond Index. The Fund does not intend to replicate the composition of the Index.

16.              COMMENT: Please revise the disclosure in the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus to more clearly explain how the Alpha Engine will create volatility similar to the Barclays U.S. Aggregate Bond Index, including the intended relationship between the Index and the Fund.

RESPONSE: Please see Response 4 above and the “Alpha Engine” and “Beta Exposure” sections of New Disclosure I.

17.              COMMENT: Please remove the last sentence of the second paragraph of the Principal Investment Policies section of the Prospectus Summary on page 5 of the Prospectus.

RESPONSE: Please see Response 4 above. The requested disclosure has been removed and is not included in New Disclosure I.

18.              COMMENT: Please revise the “Alpha Engine” portion of the Principal Investment Policies section of the Prospectus Summary on pages 6 through 8 of the Prospectus to make it clearer.

RESPONSE: Please see Response 4 above.

19.              COMMENT: In the first paragraph of the “Alpha Engine” portion of the Principal Investment Policies section of the Prospectus Summary on page 6 of the Prospectus, please define the term “Alpha”.

RESPONSE: Please see Response 4 above.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 6 of 22
20.              COMMENT: In the first paragraph of the “Alpha Engine” portion of the Principal Investment Policies section of the Prospectus Summary on page 6 of the Prospectus, please clarify if the statement that reads “generate absolute (positive) returns regardless of market conditions with substantially lower volatility” is intended to define “Alpha”. If so, this is not consistent with the industry’s definition of “Alpha.” Please define “Alpha”.

RESPONSE: Please see Response 4 above.

21.              COMMENT: In the first sentence of the second paragraph of the “Alpha Engine” portion of the Principal Investment Policies section of the Prospectus Summary on page 6 of the Prospectus, please clarify if the Fund may indirectly invest in a Sub-Fund.

RESPONSE: See Response 4 above. The third paragraph of the “Alpha Engine” subsection of New Disclosure I includes disclosure to the effect that each Private Fund may pursue one or more alternative strategies directly, or indirectly, through investments in Sub-Funds. For this reason, the requested revision has not been incorporated into the Amendment.

22.             COMMENT: In the second paragraph of the “Alpha Engine” portion of the Principal Investment Policies section of the Prospectus Summary on page 6 of the Prospectus, please clarify if the Sub-funds are also organized outside of the United States.

RESPONSE: See Response 4 above. The second paragraph of the “Alpha Engine” subsection of the New Disclosure includes disclosure to the effect that each Sub-Fund is organized outside of the U.S.

23.              COMMENT: In the “Principal Alternative Strategies employed by Underlying Funds and Sub-Funds” box in the Prospectus Summary on page 6 of the Prospectus, please correct the typo in the description of “Convertible Arbitrage”.

RESPONSE: See Response 4 above and the table entitled “Principal Alternative Strategies Employed by Private Funds and Sub-Funds” (the “Table”) included in the “Alpha Engine” subsection of the New Disclosure. The typo has been corrected.

24.              COMMENT: In the last sentence of the second paragraph on page 7 of the Prospectus it states “(i.e., interests that may not be sold to the public without an effective registration statements under the Securities Act of 1933, as amended (the “1933 Act”))”. Please clarify what is being referred to in this statement. If referring to Rule 144A securities, this statement is not accurate. Please also correct the typo in this statement.

RESPONSE: See Response 4 above. The last sentence of the second paragraph that follows the Table in the “Alpha Engine” subsection of the New Disclosure reads as follows: “Investments made pursuant to these strategies may also include securities or other financial instruments that are restricted (i.e., interests that are acquired in an unregistered, private sale from an issuer or an affiliate thereof) or illiquid (including a Sub-Fund).”

25.              COMMENT: The Investment Company Act of 1940 is defined in the first paragraph on page 8 of the Prospectus. Please define this term earlier at the first place that the Investment Company Act of 1940 is referenced.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 7 of 22
RESPONSE: See Response 4. The Investment Company Act of 1940, as amended, has been defined when first used in the Prospectus (second paragraph of the “Alpha Engine” subsection of New Disclosure I”). The defined term, “1940 Act”, is used in the Prospectus thereafter.

26.               COMMENT: In the second sentence of the first paragraph on page 8 of the Prospectus it states “Each of the Sub-Advisers, the Underlying Funds, the Sub-Funds and the Underlying Fund Managers will be unaffiliated with the Adviser.” Please clarify if this sentence should also include the managers of the Sub-Funds.

RESPONSE: See Response 4 above. The last paragraph of the “Alpha Engine” subsection of the New Disclosure includes the following sentence: “Each of the Sub-Advisers, the Underlying Funds, the Sub-Funds, the Private Fund Managers and the Sub-Fund Managers will be unaffiliated with the Adviser.”

27.              COMMENT: In the last sentence of the first paragraph on page 8 of the Prospectus it states “A Sub-Adviser, however, will not invest its Allocated Assets in an Underlying Fund if the Sub-Adviser serves as that fund’s Underlying Fund Manager.” Please clarify if the Sub-Advisers advise hedge funds of funds. If so, could a Sub-Adviser invest Fund assets in funds that the Sub-Adviser’s hedge fund also invests in?

RESPONSE: Each Sub-Adviser manages other fund of hedge fund products and may invest the assets of these vehicles in the Private Funds in which the Fund invests. Accordingly, the “Principal Risks” section includes Conflicts of Interest Risk disclosure as follows:

The investment activities of the Adviser, a Sub-Adviser, and their affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. For example, the Adviser and each Sub-Adviser manage other accounts with like investment strategies to that of the Fund but fees earned by the Adviser or Sub-Adviser could differ between the Fund and other such accounts. As a result, the Adviser or a Sub-Adviser could favor another account over the Fund in allocating investment opportunities that have limited supply or in the order in which it places orders to redeem identical investments. Whether or not an Adviser or Sub-Adviser client, including the Fund, makes a specific investment is dependent upon the client’s individual circumstances including its investment policies and objective, risk profile, available cash for investment and overall portfolio composition. It is the policy of each of the Adviser and the Sub-Advisers to act in the best interests of each client and to treat each client, including the Fund, fairly and equitably in the allocation of investment opportunities. The Adviser and each Sub-Adviser has adopted policies and procedures to help ensure that each client investment is made consistent with its best interests and that all investment opportunities are subject to fair and equitable allocation.

We understand that whether a Sub-Adviser client, including the Fund or a proprietary hedge fund, invests in any one Private Fund is dependent upon the client’s individual circumstances including its investment policies and objectives, risk profile, available cash for investment and overall portfolio composition. We also understand that, under no circumstances, will a Sub-Adviser cause a Fund to invest in a Private Fund to financially benefit a proprietary hedge fund.

28.              COMMENT: Please revise the “Beta Exposure” portion of the Principal Investment Policies section of the Prospectus Summary on page 8 of the Prospectus to clarify if the Fund moves assets between the bond exposure (Beta Strategy) and the equity exposure (Alpha Strategy). Please confirm if the Beta Strategy means that the Fund will invest in U.S. Treasury futures to try to match the performance of the Barclays U.S. Aggregate Bond Index.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 8 of 22
RESPONSE: The sections entitled “Prospectus Summary – Investment Process – Alpha Engine, Beta Exposure and Buffer Account Allocations” and “Prospectus Summary – Investment Process – Liquidation Penalties of Portfolio and Impact on Portfolio Allocations” provide responsive disclosure regarding how the Adviser allocates Fund assets amongst the Alpha Engine, the Beta Exposure and the Buffer Account. Accordingly, the requested clarification regarding whether the Fund moves assets between the Alpha Engine and the Beta Exposure has not been incorporated. The following additional paragraph, however, has been added to the section entitled “Prospectus Summary – Investment Process – Alpha Engine, Beta Exposure and Buffer Account Allocations:

The Adviser, however, may hold a portion of the Fund’s assets in cash or cash equivalents pending investments in Portfolio Funds, to meet the Fund’s ongoing operational expenses, to implement the Beta Exposure when it deems appropriate and to fund the Buffer Account when the Beta Engine is employed. The Fund may be unable to achieve its investment objective while maintaining cash or investments in cash equivalents may result in lost investment opportunities.

Substantially similar disclosure has been incorporated into the final paragraph of the section entitled “Investment Information – Investment Process – Alpha Engine, Beta Exposure and Buffer Account Allocations”.

29.              COMMENT: In the second paragraph of the “Beta Exposure” portion of the Principal Investment Policies section of the Prospectus Summary on page 8 of the Prospectus, it states “Through the Beta Exposure, the Adviser attempts to replicate the return of the Index by purchasing U.S. Treasury futures that create exposure to the U.S. Treasuries with a duration similar to that of the Index.” Please clarify if only the Beta Exposure is replicating the Index’s return.

RESPONSE: See Response 4 above and the “Beta Exposure” subsection of the New Disclosure.

30.              COMMENT: In the “Fund of Funds Structure Risk” in the Principal Risks section of the Summary Prospectus on page 11 of the Prospectus, please define the term “Portfolio Funds”.

RESPONSE: The term “Portfolio Funds” referenced in the section entitled “Prospectus Summary – Principal Risks – Fund of Funds Structure Risk” has been deleted and replaced with the term “Private Funds”. A substantially similar revision has been made to the section entitled “Principal Risks – Fund of Funds Structure Risk”.

31.              COMMENT: The first sentence of the fourth paragraph under “Management and Investment Advisory Services” on page 19 of the Prospectus states “The Pluscios team has combined over 60 years of capital markets and alternative investing experience.” Please clarify how many members are a part of this “team.”

RESPONSE: The fourth paragraph of the section entitled “Prospectus Summary – Management and Investment Advisory Services” has been revised to read as follows: “Pluscios has provided investment advisory services since 2006 and, as of September 30, 2015, had $208 million in assets under management. Prior to founding Pluscios in 2006, Ms. Constance T. Teska and Ms. Kelly A. Chesney were Managing Directors of JPMorgan Capital Management whose responsibilities included running its Chicago Hedge Fund Group (legacy Bank One). Ms. Teska and Ms. Chesney have combined over 60 years of capital markets and alternative investing experience.”

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 9 of 22
32.              COMMENT: Please revise the disclosure under “Investor Eligibility” on page 22 of the Prospectus to track the definition of Accredited Investor in Regulation D.

RESPONSE: The disclosure set forth in the section entitled “Prospectus Summary – Investor Eligibility” has been revised to track the definition of Accredited Investor in Regulation D and reads as follows:

•
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•
Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of purchase that exceeds $1,000,000. The following shall be excluded from the calculation of net worth: (i) the value of such person’s primary residence; and (ii) any indebtedness that is secured by the investor's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Units (except that if the amount of such indebtedness outstanding at the time of the sale of Units exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability). However, indebtedness that is secured by that person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Units shall be included as a liability);

•
Any employee benefit plan within the meaning of ERISA and: (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (ii) the employee benefit plan has total assets in excess of $5,000,000; or (iii) if a self-directed plan, the investment decisions are made solely by persons that qualify under any other eligibility category set forth herein;

•
A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in the Fund and (iii) the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•	A Trustee or executive officer of the Fund;

•
An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) an organization described in Section 501(c)(3) of the Code; or (v) a Massachusetts or similar business trust;

•
Any “bank” as defined in Section 3(a)(2) of the 1933 Act or any “savings and loan association” or other “association” as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity;

•	A broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”);

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 10 of 22
•	An investment company registered under the 1940 Act;

•	A “business development company” within the meaning of Section 2(a)(48) of the 1940 Act;

•	An insurance company as defined in Section 2(a)(13) of the 1933 Act;

•
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000;

•	Any private business development company as defined in section 202(a)(22) of the Advisers Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

•	An entity in which all of the equity owners meet one or more of the qualifications set forth above.

After an initial purchase, existing Unitholders subscribing for additional Units will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Fund will appear in the subscription agreement that must be completed by each prospective Unitholder.

The section entitled “The Offering – Investor Eligibility” has been revised to include substantially similar disclosure.

33.              COMMENT: The fifth bullet point on page 23 of the Prospectus states “An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) an organization described in Section 501(c)(3) of the Code; or (v) a Delaware or similar statutory trust;”. Please explain the purpose of this standard, which appears to be a variation of Rule 501(a)(3).

RESPONSE: Please see Response 32 above.

34.             COMMENT: In the Expense Table on page 26 of the Prospectus, please explain how average net assets are calculated.

RESPONSE: The following footnote (new footnote 3) has been added to the expense table included in the section entitled “Fund Expenses”: “Based on estimated amounts for the Fund’s current fiscal year and assume that the Fund’s average net assets during such year remain constant at their August 31, 2015 value of $$49,589,851. The Fund’s average net assets for the fiscal year ended August 31, 2015 is equal to the average of the Fund’s net assets calculated as of the last Business Day of each month of that fiscal year. If the Fund’s actual average net assets are lower, all other things being equal, “Other Expenses” and “Total Annual Expenses” would be higher. The Fund’s actual expenses may vary from the estimated expenses shown in the table.”

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 11 of 22
35.             COMMENT: In the Expense Table on page 26 of the Prospectus, please add a footnote that is substantially similar to the follow:

The table also assumes that our net offering proceeds from such sales equal approximately $ ___ million, that our average net assets during such period equal one-half of the net offering proceeds, or approximately $ __ million based on our current net assets of $ ___, and that we borrow funds equal to __ % of our average net assets during such period, or approximately $ ___ million.

RESPONSE: The proposed footnote has not been incorporated into the Amendment. Rather, see Response 34 above for alternative disclosure incorporated into the expense table included in the section entitled “Fund Expenses”. The Fund did not borrow money during its fiscal year ended August 31, 2015 and does not intend to borrow money during its 2016 fiscal year.

36.             COMMENT: In the Expense Table on page 26 of the Prospectus, if the Fund may borrow for leveraging within its first twelve months, please add an “Interest Expense” caption under “Annual Fund Operating Expenses” with an estimate of the interest costs that the Fund anticipates it may incur in its first 12 months.

RESPONSE: Please see Response 35 above.

37.             COMMENT: Please correct the typo found in footnote 3 to the Expense Table on page 26 of the Prospectus.

RESPONSE: The typo has been corrected.

38.              COMMENT: Please remove the word “certain” found in the second to last sentence of footnote 3 to the Expense Table on page 26 of the Prospectus.

RESPONSE: The requested word has been removed.

39.              COMMENT: In the last sentence of the fifth paragraph on page 32 of the Prospectus, please disclose the duration of the Fund’s debt securities.

RESPONSE: Generally, the Fund does not invest in debt securities directly. To mitigate the volatility of the Alpha Engine, the Fund may purchase U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to that of the Index. The modified adjusted duration of the Index as of a recent date (October 1, 2015), is included in the section entitled “Investment Information – Principal Investment Policies – Beta Exposure.” For these reasons, the requested disclosure has not been incorporated into the Amendment.

40.              COMMENT: The first sentence of the sixth paragraph on page 32 of the Prospectus states “During negative equity markets, it is anticipated that approximately 2%-4% of Fund assets will be dedicated to the Beta Exposure.” Given the extent of the disclosure about the Beta Strategy, please explain the low percentage of assets invested in the Strategy. Please confirm that the entire amount of the Beta Strategy will consist of investments in U.S. Treasury futures. Please disclose to what extent the Beta Strategy investment is leveraged.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 12 of 22
RESPONSE: The Beta Exposure will consist entirely of investments in U.S. Treasury futures and the Fund will not borrow money in order to establish its futures positions. Since an investment in futures contracts entails investment exposure that is greater than the cost of such contracts (leverage), a significant amount of disclosure is included to explain the investment basis for the Beta Exposure. Consistent with the no-action relief received by the Adviser with respect to the Fund and discussed in Response 42 below, the Fund must comply with the following investment limitations with respect to its investment in U.S. Treasury futures as follows:

(1)	The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or
(2)	The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions. The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

These limitations are discussed in the section entitled “Investment Information – Principal Investment Policies – Beta Exposure”.

41.              COMMENT: The first sentence of the second paragraph on page 33 of the Prospectus states “The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions.” Please disclose the built-in leverage.

RESPONSE: The no-action relief received by the Adviser with respect to the Fund and discussed in Response 42 below requires the Fund to limit its direct investments in futures to a di minimus amount as provided in Commodity Futures Trading Commission Regulation 4.5 (the “De Minimus Requirement”). The disclosure subject to the comment is a verbatim recitation of second prong of the De Minimus Requirement set forth in Regulation 4.5. For these reasons, the proposed revision has not been incorporated into the Amendment.

42.              COMMENT: The third paragraph on page 33 of the Prospectus states

With respect to the Fund, the Adviser relies on no action relief for “fund of funds” issued by the Commodity Futures Trading Commission (the “CFTC”) as an exemption from registration as a commodity pool operator. The Adviser will reconsider its registration status at a later date should the CFTC issue revised guidance regarding the trading of CFTC-regulated derivatives by “fund of funds” products. If the Adviser determines not to register as a “commodity pool operator” after the issuance of the revised guidance, the Fund may need to refrain from investing in certain Underlying Funds.

Please provide further information regarding this no action relief. The staff believes this disclosure appears to be out of date. The exclusion from Regulation 4.5 previously allowed registered investment companies to engage in unlimited transactions involving futures contracts. However, under amended Regulation 4.5, the investment adviser of a registered investment company may claim exclusion from registration as a CPO only if the registered investment company that it advises uses futures contracts solely for “bona fide hedging purposes” or limits its use of futures contracts for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish non-bona fide hedging positions with respect to futures contracts do not exceed 5% of the liquidation value of the registered investment company’s portfolio, or (ii) the aggregate “notional value” of the non-bona fide hedging commodity interests do not exceed 100% of the liquidation value of the registered investment company’s portfolio (taking into account unrealized profits and unrealized losses on any such positions).

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 13 of 22
RESPONSE: The disclosure in question is still applicable and current. In a November 29, 2012 letter from Gary Barnett, Director, Division of Swap Dealer and Intermediary Oversight (the “Division”), to Karen L. Barr, Investment Adviser Association, and Stuart J. Kaswell, Managed Funds Association (“CFTC Letter No. 12-38”), the Division stated that it would not recommend that the CFTC take enforcement action against a commodity pool operator (“CPO”) of a fund of funds registered under the 1940 Act (a “1940 Act Fund”) for failure to registered as such until the later of June 30, 2013, or six months from the date that the Division issues revised guidance on the calculation of de minimus thresholds in the context of Regulation 4.5 (the “Revised Guidance”) provided that the CPO complied with the following requirements: (1) the CPO currently structures its operations in whole or in part as a CPO of one or more funds of funds; (2) the amount of commodity interest positions to which a 1940 Act Fund is directly exposed does not exceed the levels specified in Regulation 4.5; (3) the CPO does not know and could not reasonably know that the 1940 Act Fund’s indirect exposure to commodity interests derived from investments in other funds exceeds the levels specified in Regulation 4.5; and (4) the CPO files a claim of no-action to perfect the relief consistent with the requirements set forth in the CFTC Letter No. 12-38. The Adviser filed for no-action relief in December 2012 prior to the Fund’s commencement of operations. Since, to date, the Division has not issued Revised Guidance, the Adviser may rely on the no-action relief for which it applied consistent with the terms of CFTC Letter No. 12-38

43.              COMMENT: The first sentence under the “Buffer Account” section on page 33 of the Prospectus states “As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position.” Please confirm that all derivatives need to be appropriately covered per 1940 Act rules, not just U.S. Treasury futures.

RESPONSE: All derivatives in which the Fund directly invests need to be appropriately covered per 1940 Act rules. Since the Fund intends to limit its investment in derivatives to U.S. Treasury futures, the coverage disclosure is limited to U.S. Treasury futures.

44.               COMMENT: The second paragraph under the “Buffer Account” section on page 33 of the Prospectus states “The Buffer Account will not be funded when the Beta Exposure is not employed.” Please confirm that derivatives will only be used when the Beta Exposure is employed.

RESPONSE: See Response 43 above. In addition, the Fund will only invest directly in U.S. Treasury futures in connection with the employment of the Beta Exposure.

45.              COMMENT: In the fifth sentence under the “Alpha Engine, Beta Exposure and Buffer Account Allocations” section on page 33 of the Prospectus, please define “substantial”.

RESPONSE: See Response 4 above and the second paragraph of the “Alpha Engine” subsection included in the New Disclosure wherein it states that “[g]enerally, 80%-90% of Fund assets will be dedicated to the Alpha Engine. Since 80%-90% of Fund assets will generally be allocated to the Alpha Engine notwithstanding market conditions, the following sentence has been deleted from the following disclosure has not been included in the New Disclosure: “During periods of upward momentum in the equity markets, the Adviser, however, may allocate a substantial portion of Fund assets to the Alpha Engine.” Substantially similar disclosure is included in the section entitled “Investment Information – Principal Investment Policies.”

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 14 of 22
46.              COMMENT: The second sentence under the “Adviser and Sub-Adviser Allocations within the Alpha Engine” section on page 34 of the Prospectus states “Generally, the Adviser expects to allocate between 30% to 60% of the Fund’s assets to the Sub-Advisers for investment within the Alpha Engine.” Given that no more than 2%-4% of the Fund’s assets will be invested in the Beta Strategy, please clarify in what the rest of the Fund’s assets will be invested (direct equity investments)?

RESPONSE: In the “Alpha Engine” subsection of the New Disclosure, it states that “[g]enerally, 80%-90% of Fund assets will be dedicated to the Alpha Engine” (the “Alpha Engine Subsection”). Moreover, the second sentence of the section entitled “Investment Information – Investment Process – Adviser and Sub-Adviser Allocations within the Alpha Engine” has been modified to read as follows: “Generally, the Adviser directly manages 40% to 70% of the assets allocated to the Alpha Engine and expects to allocate between 30% to 60% of such assets to the Sub-Advisers for investment.”

47.              COMMENT: Please describe the due diligence process with respect to the hedge funds’ valuations as referenced in the last paragraph on page 34 of the Prospectus.

RESPONSE: The section entitled “Net Asset Value” includes the following disclosure regarding the due diligence conducted by the Adviser or a Sub-Adviser regarding a Private Fund’s valuation procedures: “Prior to investing in any Private Fund, the Adviser or a Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by the Private Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser or the Sub-Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments.” An overview of the Fund’s valuation process is also included in this section. For these reasons, the proposed revision has not been incorporated into the Amendment.

48.              COMMENT: The formal policies disclosure on page 36 of the Prospectus required by the 1940 Act should be moved further back.

RESPONSE: The inclusion of the sub-section entitled “Fundamental Policies” at the end of the section entitled “Investment Information”, which also includes information regarding the Fund’s investment objective and principal investment policies, is consistent with the disclosure requirements of Form N-2. Item 8.2 (General Description of the Registrant) of Form N-2 requires a Registrant to include a concise description of the investment objectives and policies that “constitute its principal portfolio emphasis” including “other policies of the Registrant than may not be changed without the vote of a majority of the outstanding voting securities, including those policies that the Registrant deems to be fundamental within the meaning of Section 8(b) of the 1940 Act” (Item 8.2.c). In addition, Form N-2’s General Instructions for Parts A and B provide that only disclosure responsive to Items 1, 2, 3, and 4 of must appear in a certain order (i.e., in that order and not preceded/separated by any other information). For these reasons, the proposed revision has not been incorporated into the Amendment.

49.              COMMENT: Please explain how the Fund will deal with the limitation of Rev. Rule 2006-1 under the Internal Revenue Code.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 15 of 22
RESPONSE: The issue addressed in Rev. Rule 2006-1 was whether the income from a derivative contract providing for a total-return exposure on a commodity index satisfies the qualifying income test of Section 851(b)(2) under the Internal Revenue Code. Section 852(b)(2) defines qualifying income to include gains from the sale or other disposition of stock or securities (as defined in the 1940 Act) or foreign currencies or other income such as gains from options, futures and forward contracts. The Rev. Rule was requested because the derivatives subject to the ruling were not stock, debt instruments, currency or options, futures, or forward contracts with respect to stock, debt or currency.

Rev. Rule 2006-1 is not applicable to the Fund because the Fund intends to limit investment in derivatives to purchases of exchange-traded futures contracts on U.S. Treasuries. U.S. Treasuries are considered “securities” pursuant to the definition thereof set forth in the 1940 Act.

50.              COMMENT: In the Future Risk section of the Prospectus on page 40, please specifically identify all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please disclose specifically all of the risks of investing in those derivatives as discussed in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010 (the “Letter”).

RESPONSE: As part of its principal investment strategy, the Fund may purchase U.S. Treasury futures. The Fund does not contemplate investing directly in any other derivatives. The purpose of investing in U.S. Treasury futures (Beta Exposure) is discussed in Prospectus in the sections entitled “Prospectus Summary – Principal Investment Policies – Beta Exposure” and “Investment Information – Principal Investment Policies – Beta Exposure”. The “Futures Risk” subsection of the “Principal Risks” section of the Prospectus describes the specific risks of investing in U.S. Treasury futures consistent with disclosure requirements set forth in the Letter. For these reasons, no revisions have been incorporated into the Amendment in response to this comment.

51.             COMMENT: The Counterparty Risk section on page 45 of the Prospectus is a repeat of a prior section.

RESPONSE: The “Principal Risk” section of the Prospectus discusses Fund-level risks which include the risks of the Fund’s investments in the Private Funds (“Private Fund Risk”) as well as other risks of investing in the Fund that are not related to its Private Fund interests. “Counterparty Risk” is included under “Private Fund Risk” because the Private Fund holdings may be subject to this risk. “Counterparty Risk” is also listed as a separate risk of the Fund as the Fund may directly hold cash equivalents such a repurchase agreements, which are also subject to such risk. For these reasons, no revisions have incorporated into the Amendment in response to this comment.

52.             COMMENT: Please remove the last two sentences of the fourth paragraph on page 45 of the Prospectus.

RESPONSE: The requested disclosure has been removed.

53.               COMMENT: The Leverage Risk section on page 48 of the Prospectus is a repeat of a prior section.

RESPONSE: Please see Response 51 above. “Leverage Risk” is included under “Private Fund Risk” due to the potential use of derivatives by Private Funds and Sub-Funds to implement their investment strategies. “Leverage Risk” is also applicable to the investment s in the Private Funds because the Private Funds and Sub-Funds may borrow money to make investments. “Leverage Risk” is also listed as separate risk of the Fund due to its ability to invest directly in U.S. Treasury futures.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 16 of 22
54.              COMMENT: Please expand the Portfolio Manager section on page 52 of the Prospectus. Please provide specifics about Mr. Gould’s career (e.g., please define “advisory relationships” and “utilizing and providing due diligence on hedge funds”).

RESPONSE: The section entitled “Management-Portfolio Manager” has been revised to read as follows:

The Fund’s portfolio is managed by Gary W. Gould, who has served as Managing Principal of the Adviser for the past fifteen years. Mr. Gould has a B.S. in Finance from Oklahoma State University. Mr. Gould has thirty years of investment advisory experience, which has included providing investment advisory services to Fortune 100 companies, Banking, Insurance, Endowments and Foundations and High Net Worth clients. Mr. Gould has managed Alpha exposure strategies since October 1, 1998. He has 19 years of experience in analyzing and investing in hedge fund and hedge fund of funds strategies. In addition, Mr. Gould has seventeen years of experience utilizing financial futures to provide Beta exposure.

Substantially similar disclosure has been incorporated in the “Portfolio Manager” section of the SAI.

55.             COMMENT: Please explain how the Fund has the expertise to handle the PFIC reporting responsibilities in the second paragraph on page 58 of the Prospectus.

RESPONSE: Management, with the assistance of external specialists, has the experience and expertise to identify PFIC investments and to account for taxable income/losses recognized therefrom.

56.              COMMENT: In the first paragraph under the Committees of the Board of Trustees section on page 23 of the SAI, please disclose the name of the “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K under the 1934 Act. First, the rules require a company to disclose whether it has at least one "audit committee financial expert" serving on its audit committee, and if so, the name of the expert and whether the expert is independent of management. A company that does not have an audit committee financial expert must disclose this fact and explain why it has no such expert. Second, the rules require a company to disclose whether it has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A company disclosing that it has not adopted such a code must disclose this fact and explain why it has not done so. RELEASE NOS. 33-8177; 34-47235; File No. S7-40-02

RESPONSE: Ms. Carol O’Donnell, a Fund Trustee and member of the Audit Committee of the Fund’s Board of Directors is the “audit committee financial expert” as that term is defined under Item 401 of Regulation S-K under the Exchange Act. Ms. O’Donnell’s designation as “audit committee financial expert” and her independence from Fund management are disclosed in the Fund’s annual Form N-CSR filing consistent with the reporting requirements of that form. The “audit committee financial expert” is not an official position with the Fund and thus there is no requirement to disclose the identity of the “audit committee financial expert” in a registrant’s statement of additional information. For these reasons, the proposed revision has not been incorporated into the Amendment.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 17 of 22
57.              COMMENT: In the third paragraph under the Committees of the Board of Trustees section on page 23 of the SAI, please describe the procedures for valuing hedge fund investments.

RESPONSE: The section entitled “Valuation of Assets” describes the procedures for valuing the Private Funds. For this reason, the proposed revision has not been incorporated into the Amendment.

58.              COMMENT: In the first paragraph under the Portfolio Manager section on page 30 of the SAI, please provide the details of Mr. Gould’s experience, including dates and education.

RESPONSE: Please see Response 54 above.

*      *     *     *     *

Thank you again for your comments to the Registration Statement. These comments have been very helpful. Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 18 of 22
ATTACHMENT A

Principal Investment Policies

To achieve its investment objective, the Adviser may allocate Fund assets for investment pursuant to the Alpha Engine, the Beta Exposure and the Buffer Account as further discussed below.

The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account. The Adviser expects to invest a portion of Fund assets dedicated to the Alpha Engine and to utilize Sub-Advisers to manage the remainder of the Alpha Engine. The Adviser determines the portion of the Alpha Engine to be allocated to itself and each Sub-Adviser for investment (with respect to each of the Adviser and the Sub-Advisers, “Allocated Assets”). The Adviser is responsible for directly managing the Beta Exposure and the Buffer Account.

The Fund may also hold cash or cash equivalents to satisfy Fund expenses. The Fund may be unable to achieve its investment objective during the employment of such investments and could result in lost investment opportunities.

Alpha Engine. The Fund seeks “Alpha” or risk adjusted rates of returns which it defines as a rate of return over a full market cycle (a peak-to-peak period that includes a recession and a price decline of at least 20% from the previous market peak, followed by a rebound that establishes a new, higher peak) in excess of that of the HFRI Fund of Funds Diversified Index (the “Benchmark”). The Benchmark represents fund of funds that exhibit one or more of the following characteristics: (1) invests in a variety of strategies among multiple managers; (2) historical annual return and/or a standard deviation generally similar to the HFRI Fund of Fund Composite Index; and (3) demonstrates generally close performance and returns distribution correlation to the HFRI Fund of Fund Composite Index. A fund in the Benchmark tends to show minimal loss in down markets while achieving superior returns in up. Generally, the HFRI Fund of Funds Composite Index includes funds that invest with multiple managers through funds or managed accounts.

To achieve Alpha, assets allocated to the Alpha Engine may be invest in: (1) investment funds that are not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and that are organized outside of the U.S. (each a “Private Fund”); (2) Private Funds that invest in other investment funds that are not registered under the 1940 Act (the “Alpha Engine”). Like the Private Funds, each Sub-Fund is organized outside of the U.S. Generally, 80%-90% of Fund assets will be dedicated to the Alpha Engine and more than 50% of the Fund’s assets may be invested in Private Funds that invest in Sub-Funds that are also each organized outside of the U.S. The percentage range of assets to be allocated to the Alpha Engine is only an estimate and the Fund’s actual allocation may be different and may vary. The Private Funds in which the Fund may invest are commonly referred to as “hedge funds.” Since the Fund invests a majority of its assets in Private Funds or “hedge funds” organized in foreign jurisdictions, the Fund may be referred to as a “fund of hedge funds.”

Like the investment funds included in the Benchmark, the Private Funds that comprise the Alpha Engine are managed by a variety of managers that employ a variety of strategies and investment techniques. The Private Funds employ alternative investments strategies directly, or indirectly through investments in Sub-Funds, that, when used in the aggregate, are expected, although not guaranteed, to produce absolute (positive) returns over a full market cycle with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (i.e., the S&P 500) and that are excess of the returns generated by the Benchmark during the same period (Alpha).

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 19 of 22
Alternative strategies are investment strategies that are not intended to correlate with the performance of the general equity and bond markets. The principal alternative strategies that the Private Fund and Sub-Fund Managers are expected to employ are summarized in the following table. The summaries contained in the following table are not intended to be a complete description of the alternative strategies that may be employed by managers of the Private Funds (each an “Private Fund Manager”) and the managers of the Sub-Funds (each a “Sub-Fund Manager”) and the table may not include descriptions of all possible investment strategies which may be used by the Private Fund or Sub-Fund Managers.

Principal Alternative Strategies Employed by Private Funds and Sub-Funds
Relative Value Strategies
Convertible Arbitrage
•  Involves the simultaneous purchasing of convertible securities of U.S. and foreign issuers (a “long position”) and the selling short of the corresponding underlying common stocks (or equivalent thereof) (a “short position”) to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks.

Fixed Income Hedge
•  Involves, generally, purchasing fixed income securities of U.S. and foreign issuers including corporations, governments and financial institutions as well as mortgage-related securities that are perceived to be undervalued and selling short such fixed income securities that are perceived to be overvalued. Fixed income securities include, but are not limited to, corporate debt obligations, government securities, municipal securities, financial institution obligations, mortgage-related securities, asset-backed securities, zero-coupon securities and similar securities issued by foreign issuers (“Fixed Income Securities”).

Fixed Income Arbitrage
•  Involves the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities.

Event Driven Strategies
Merger/Risk Arbitrage
•  Involves investing in equity and/or Fixed Income Securities of U.S. and/or foreign issuers based on how certain events such as mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and other similar transactions are expected to affect the value of such securities. Long and short positions may be utilized and portfolios typically have a long or short bias. Equity securities include, but are not limited to, common stock, preferred stock, convertible securities and depositary receipts (e.g. American Depositary Receipts or “ADRs” of foreign issuers) and other similar securities issued by foreign issuers (“Equity Securities”).

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 20 of 22
Principal Alternative Strategies Employed by Private Funds and Sub-Funds
Event Driven Strategies
Bankruptcy/Distressed
•  Involves investing in Equity and/or Fixed Income Securities of financially troubled issuers (i.e., companies involved in bankruptcy proceedings financial reorganizations or other similar financial restructurings). Long and short positions may be utilized and portfolios typically have a long or short bias.

Long/Short Equity Strategies

•  Involves purchasing and selling short Equity Securities of U.S. and foreign issuers. Investments may focus on specific regions, sectors or types of Equity Securities. Long and short positions may not be invested in equal amounts and, as such may not seek to neutralize general market risk. Portfolios typically have a long or short bias.

Global Macro Strategies
Discretionary
•  Involves investing across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments. Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy). Long and short positions may be utilized.

Managed Futures
•  Involves the trading of futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, as well as financial assets such as government bonds, equity market indices and currencies to take advantage of investment opportunities in the global equity, fixed income, currency and commodity markets. Long and short positions in futures and options on futures may be utilized.

An Private Fund may also employ a multi-strategy approach directly, or through investments in Sub-Funds, and invest its assets utilizing several of these, and potentially other strategies, in order to meet its investment objective.

Each of the above strategies may use leverage to: (1) implement short positions; (2) enhance returns by borrowing money and/or by using options, futures, swaps, forward contracts, warrants, rights and other similar instruments (“Derivatives”) to gain (in lieu of investing directly in Equity and Fixed Income Securities, currencies and commodities, as applicable) or increase exposure to certain investments; and (3) hedge against, through the use of Derivatives, certain strategy risks such as market, Equity Securities risk (i.e., company and capitalization risk), Fixed Income Securities risk (i.e., interest rate, credit and default risk), commodity risk and short selling risk, each as applicable. The credit ratings of Fixed Income Securities will range from investment grade to below investment grade (i.e., junk). Investments made pursuant to these strategies may also include securities or other financial instruments that are restricted (i.e., interests that are acquired in an unregistered, private sale from an issuer or an affiliate thereof ) or illiquid (including a Sub-Fund).

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 21 of 22
Because the Private Funds and the Sub-Funds are not registered under the 1940 Act, and their governing documents typically do not impose significant investment restrictions, an Private Fund or Sub-Fund may, without limitation, employ a variety of strategies and invest and trade in a broad range of securities and financial instruments, including but not limited to those described above. (See “Principal Risks – Private Fund Risk”).

The Fund’s investment in any one Private Fund will be less than 5% of that fund’s outstanding voting stock. Each of the Sub-Advisers, the Private Funds, the Sub-Funds, the Private Fund Managers and the Sub-Fund Managers will be unaffiliated with the Adviser. The Adviser may invest its Allocated Assets in an Private Fund whose Private Fund Manager is the Sub-Adviser. A Sub-Adviser, however, will not invest its Allocated Assets in an Private Fund if the Sub-Adviser serves as that fund’s Private Fund Manager.

Beta Exposure. The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to that of the equity markets. During negative or expected negative movements in the equity markets, the Adviser may purchase U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to the Index (the “Beta Exposure”). Duration measures how much the value of the Index is likely to fluctuate in response to interest rate movements. As of October 1, 2015, the modified adjusted duration of the Index was 5.65 years which means that the Index will decrease in value by 5.65% if interest rates rise 1% (or rise in value by 5.65% if interest rates decrease by 1%).

During negative or expected negative markets, it is anticipated that approximately 2%-4% of Fund assets will be dedicated to the Beta Exposure. This percentage range is only an estimate and the Fund’s allocation to the Beta Exposure may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Beta Exposure creates exposure to the price movement (not the total return) of a high quality fixed income portfolio and it is anticipated that any returns generated by the Beta Exposure will help to mitigate the volatility of the Alpha Engine during negative or expected negative movements in the equity markets while generating additional Alpha on behalf of the Fund. The Adviser believes that the Alpha Engine, coupled with the periodic employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Barclays U.S. Aggregate Bond Index (the “Index”). The Index is an unmanaged, market-value weighted index for U.S. dollar-denominated, investment grade (rated Baa3 or above by Moody's Investors Service (“Moody’s”)), fixed-rate debt issues, including government, corporate, asset backed, and mortgage-related securities with maturities of at least 1 year.

The Fund’s investment in U.S. Treasury futures will comply with one of the following investment restrictions:

(1)	The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)	The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions. The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

Mr. Jim O’Conner, Esq.
December 18, 2015
Page of 22 of 22
Buffer Account. As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position (“Coverage Requirement”). During periods when the Beta Exposure is being implemented, it is anticipated that Fund assets allocated to the Buffer Account may approximate 3% - 17%. This percentage range is only an estimate and the Fund’s allocation to the Buffer Account may be different or may vary at any given time from this estimate due to variations in the amount of Fund assets allocated to the Beta Exposure.

The Fund shall maintain in the Buffer Account a cash position or cash equivalents with a value, collectively, necessary to satisfy this regulatory requirement. If the Beta Exposure increases in value, the Adviser will allocate more Fund assets to the Buffer Account in order to satisfy the Coverage Requirement. If, however, the Beta Exposure decreases in value, the Adviser may re-allocate all or a portion of such Fund assets to the Alpha Engine for investment or maintain such assets in cash or cash equivalents to anticipate future Buffer Account requirements or to satisfy Fund expenses.

The Buffer Account will not be funded when the Beta Exposure is not employed.